SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 28/11/2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





                                                                 Press enquiries
                   David Beck tel +44 207 306 1490; email david.beck@marconi.com

                                                             Investor enquiries:
               Karen Keyes tel: +44 207 306 1345; email: karen.keyes@marconi.com


                         ANNUAL GENERAL MEETING RESULTS


London - 28 November 2005 - Marconi Corporation plc (London: MONI and NASDAQ:
MRCIY) (the 'Company') announces the results of the poll taken at its AGM, held earlier today:

Res'n   Description         For                     Against          With-held
                            Votes         %         Votes     %      Votes

    1   To receive the      129,100,627   99.83%    216,303   0.17%  2,956,396
        report & accounts
    2   To approve the      129,014,196   99.72%    356,339   0.28%  2,902,791
        directors'
        remuneration
        report
    3   To reappoint Mr M K 132,074,162   99.86%    188,772   0.14%     10,392
        Atkinson
    4   To reappoint Mr M W 132,074,584   99.86%    190,893   0.14%      7,849
        J Parton
    6   To reappoint        129,831,150   99.91%    116,157   0.09%  2,326,018
        Deloitte & Touche
        LLP as Auditors
    7   To authorise the    132,255,190   99.99%      8,573   0.01%      9,563
        Directors to
        determine the
        remuneration of the
        Auditors
    8   To authorise the    132,235,459   99.98%     26,087   0.02%     11,780
        directors to allot
        relevant securities
        in accordance with
        article 7.1 of the
        Company articles of
        association
    9   To authorise the    132,248,070   99.99%     10,927   0.01%     14,329
        directors to allot
        relevant securities
        in accordance with
        article 7.2 of the
        Company articles of
        association
   10   To authorise the    132,255,905   99.99%     10,517   0.01%      6,899
        directors to make
        market purchases of
        the Company's
        ordinary shares
    7   To authorise        122,283,196   93.99%  7,823,332   6.01%  2,166,742
        amendment of the
        Company's Articles
        of Association by
        deletion of article
        111

Accordingly, each of the resolutions was duly passed by the required majority. In total 49 shareholders holding, in aggregate, 53,812 shares attended the meeting in person. All Directors of the Company attended the meeting.

In accordance with paragraph 9.6.2 of the Listing Rules, two copies of all resolutions passed, other than resolutions concerning ordinary business, will be available, along with copies of this announcement, at the UKLA Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Tel: 020 7066 1000.

ENDS/...

About Marconi Corporation plc
Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 28/11/2005